Columbia Funds Series Trust I

Columbia Funds Variable Insurance Trust

Columbia Funds Institutional Trust

Columbia Funds Series Trust

Columbia Funds Variable Insurance Trust I

Banc of America Funds Trust

Columbia Funds Master Investment Trust, LLC

November 7, 2008

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust I (File No. 811-04367)
Columbia Funds Variable Insurance Trust (File No. 811-05199)
Columbia Funds Institutional Trust (File No. 811-05857)
Columbia Funds Series Trust (File No. 811-09645)
Columbia Funds Variable Insurance Trust I (File No. 811-08481)
Banc of America Funds Trust (File No. 811-21862)
Columbia Funds Master Investment Trust, LLC (File No. 811-09347)
(the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	a copy of the Registrants’ amended joint bond for the period October 31, 2007 through November 30, 2008, attached as Exhibit 1:

2)	a copy of the resolutions of each Registrant’s Board of Trustees approving the amount, type, form and coverage of the amended joint bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)	a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 3.

4)	a copy of the agreement dated October 31, 2007 entered into pursuant Rule 17g-1(f) attached as Exhibit 4; and

5)	a copy of the amendment dated October 31, 2008 to the agreement dated October 31, 2007 entered into pursuant to Rule 17g-1(f) attached as Exhibit 5.

Please contact me at (617) 772-3289 if you have any questions.

Sincerely,

/s/ Julie B. Lyman
Julie B. Lyman
Assistant Secretary

cc:	M. Uva
B. Vallan